Form 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF
NATIONAL INSTRUMENT 51-102 AND SECTION 5.2 OF
MULTILATERAL INSTRUMENT 61-101

1.             Name and Address of Company

Gold Reserve Inc. (the “Company”)
926 W. Sprague Avenue, Suite 200
Spokane, Washington
99201

2.             Date of Material Change

November 30, 2015

3.             News Release

A news release announcing the material change described herein was issued through CNW Group at Spokane, Washington on December 1, 2015, and filed on SEDAR.

4.             Summary of Material Change

The Company has completed the previously announced modification, amendment and extension to December 31, 2018 of its outstanding 11% Senior Subordinated Convertible Notes previously due December 31, 2015 (the “Subject Notes”), related interest notes and accrued and unpaid interest thereon in the aggregate amount of approximately US $44 million and the additional financing of approximately US $12 million from the issuance of new senior secured convertible notes due December 31, 2018.

5.             Full Description of Material Change

5.1     Full Description of Material Change

The Company modified and amended the Subject Notes, related interest notes and accrued and unpaid interest thereon in the aggregate amount of approximately US$44 million (the notes resulting from such modification and amendment being referred to herein as the “Modified Notes”), issued additional notes representing 2.5% of the outstanding principal amount of the Modified Notes (the “Restructuring Fee Notes”) as a restructuring fee to the holders thereof and issued US$12.3 million principal amount of notes (the “New Notes”) with an original issue discount of 2.5% of the principal amount.

The Modified Notes, Restructuring Fee Notes and New Notes are all designated as “11% Senior Secured Convertible Notes due 2018”, have identical terms and are referred to collectively herein as the “Notes”. The issuance of the Modified Notes and the Restructuring Fee Notes is referred to herein as the “2015 Note Restructuring” and the issuance of the New Notes is referred to herein as the “New Note Financing”.

As a result of the New Note Financing, the Company has received approximately US$12 million in gross proceeds and pursuant to the 2015 Note Restructuring and New Note Financing the Company has outstanding approximately US$58.1 million aggregate principal amount of Notes as at the date hereof.

The Notes mature on December 31, 2018 and will bear interest at a rate of 11% per year, which interest will be paid in kind quarterly in the form of additional notes and will accrue and be payable in cash at maturity. The Notes will be convertible, at the option of the holder, into 333.33 Class A common shares per US$1,000 (equivalent to a conversion price of US$3.00 per common share) at any time upon prior written notice to the Company and will be senior obligations of the Company, secured by substantially all of the assets of the Company and subject to certain other terms including restrictions regarding the pledging of assets and incurrence of certain capital expenditures or additional indebtedness without consent of noteholders. The holders of the Notes will also have participation rights in future equity or debt financing by the Company.

Each of Greywolf Capital Management LP (“Greywolf”) and Steelhead Partners LLC (“Steelhead”), through funds or entities managed, advised, or over which control or direction is exercised by them, held (and continue to hold) more than 10% of the outstanding Common Shares at the time the 2015 Note Restructuring and New Note Financing were agreed to.  Both Greywolf and Steelhead participated in the 2015 Note Restructuring and Greywolf also participated in the New Note Financing.  Accordingly, their participation was considered a “related party transaction” within the meaning of Canadian Multilateral Instrument 61-101 (“MI 61-101”) and Policy 5.9 of the TSX Venture Exchange which incorporates MI 61-101.

In addition to the information included in the news release attached hereto as Schedule “A”, the following disclosure is required under MI 61-101.

(a)           a description of the transaction and its material terms:

See above.

(b)           the purpose and business reasons for the transaction:

As the Company is operating with limited funds, the purpose and business reasons for the 2015 Note Restructuring and the New Note Financing were to defer repayment of the Subject Notes and accrued interest thereon that would otherwise have been due on December 31, 2015 and to provide the Company with additional working capital to pursue enforcement  of the Company’s arbitration award against the Government of Venezuela relating to the expropriation of the Company’s Las Brisas project and to carry on its other operations.

(c)           the anticipated effect of the transaction on the issuer’s business and affairs:

See item 5.1(b) of this report above.

(d)           a description of:

(i)            the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

Pursuant to the 2015 Note Restructuring, Greywolf, through Greywolf Overseas Intermediate Fund and GCOF Europe Sarl, restructured US$11,646,935 aggregate amount of Subject Notes and accrued interest in exchange for Modified Notes in the same aggregate principal amount and received US$291,173 aggregate principal amount of Restructuring Fee Notes and Steelhead, through Steelhead Navigator Master, L.P. restructured US$19,004,991 aggregate amount of Subject Notes and accrued interest in exchange for Modified Notes in the same aggregate principal amount and received US$475,125 aggregate principal amount of Restructuring Fee Notes.  Pursuant to the New Note Financing, Greywolf also purchased, through Greywolf Strategic Master Fund SPC, Ltd. – MSP9 US$9,938,000 aggregate principal amount of New Notes.

(ii)           the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Immediately prior to the closing of the 2015 Note Restructuring and the New Note Financing, the Company understands that Greywolf exercised control or direction over US$9,950,000 aggregate principal amount of Subject Notes, representing approximately 26.7% of the aggregate outstanding principal amount of such notes.  As a result of its participation in the 2015 Note Restructuring and the New Note Financing, Greywolf holds US$21,876,108 aggregate principal amount of Notes representing 38.3% of the aggregate outstanding principal amount of Notes.

(e)           unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The 2015 Note Restructuring and the New Note Financing were unanimously approved by the board of directors of the Company, all of whom are independent of Steelhead and Greywolf.

(f)            A summary in accordance with section 6.5 of MI 61-101 of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable. See section 5.1(i) of this report below.

(g)           disclosure, in accordance with section 6.8 of MI 61-101 of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction:

(i)            that has been made in the 24 months before the date of the material change report:

Not applicable.  There is no such “prior valuation” (as such term is defined in MI 61-101).

(ii)           the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.  There is no such “prior valuation” (as such term is defined in MI 61-101).

(h)           the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The parties to the 2015 Restructuring and the New Note Financing, including Greywolf and Steelhead, through funds or entities managed, advised, or over which control or direction is exercised by them, entered into the Note Restructuring and Note Purchase Agreement dated as of November 30, 2015 (the “2015 Note Restructuring Agreement”) which provides for the 2015 Restructuring and the New Note Financing on the terms set forth herein and includes certain representations, warranties and covenants made by, or to, the Company or the other parties signatory thereto, as the case may be.  A copy of the 2015 Note Restructuring Agreement is available for review on SEDAR at www.sedar.com under the Company’s profile.

(i)            disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

Valuation Exemption

The 2015 Note Restructuring, insofar as it involves Greywolf and Steelhead, and the New Note Financing, insofar as it involves Greywolf, when added together, were exempt from the minority shareholder approval requirements of MI 61-101 pursuant to the exemption set out in subsection 5.5(a) of MI 61-101 (the “Valuation Exemption”).  The Valuation Exemption applies where the circumstances described in paragraph (a) of section 5.5 of MI 61-101 apply, which are that:

“at the time the transaction is agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves “interested parties” (as such term is defined in MI 61-101), exceeds 25% of the issuer’s “market capitalization” (as such term is defined in MI 61-101).”

Regarding the facts supporting reliance on the Valuation Exemption:

(i)            the principal terms of the 2015 Note Restructuring and the New Note Financing were agreed to pursuant to the terms of a binding Summary of Terms  dated as of September 2, 2015 entered into between the Company and each of the other parties signatory to it, including Greywolf and Steelhead;

(ii)           the Company’s “market capitalization” as at September 2, 2015 for the purpose of MI 61-101 was in excess of US$235 million and 25% of this figure is approximately US$58,750,000;

(iii)          the fair market value of the subject matter of the 2015 Note Restructuring, insofar as it involves Greywolf and Steelhead, is US$30,651,926 (representing the aggregate principal amount of Subject Notes held by funds or entities managed by them plus accrued interest thereon) and the fair market value of the New Note Financing, insofar as it involves Greywolf, is US$9,938,000 (representing the aggregate principal amount of New Notes purchased under the New Note Financing by funds or entities managed by Greywolf);

(iv)          the fair market value of the aggregate consideration for effecting the 2015 Note Restructuring and the Private Placement, insofar as they involve Greywolf and Steelhead, is US$1,014,748 (representing the aggregate principal amount of Restructuring Fee Notes issued to funds or entities managed by them as consideration pursuant to the 2015 Note Restructuring and a purchase price discount for the New Notes issued under the New Note Financing equal to 2.5% of the principal amount of such New Notes); and

(v)           the aggregate fair market value of each of the subject matter of and the consideration for the 2015 Note Restructuring and the New Note Financing, insofar as if they involve related parties described herein is less than 25% of the market capitalization of the Company as set forth in (ii) above.

Shareholder Approval Exemption

The 2015 Note Restructuring, insofar as it involves Greywolf and Steelhead, and the New Note Financing, insofar as it involves Greywolf, when added together, were exempt from the shareholder approval requirements of MI 61-101 pursuant to the exemption set out in subsection 5.7(a) of MI 61-101 which provides that this exemption applies in the event the circumstances described in paragraph (a) of section 5.5 of MI 61-101 apply.  As such, the circumstances described pursuant to the Valuation Exemption apply as set forth in item 5.1(i) under “Valuation Exemption” above in this report.

5.2     Disclosure for Restructuring Transactions

Not Applicable.

6.          Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.          Omitted Information

Not Applicable.

8.          Executive Officer

A. Douglas Belanger
President
(509) 623-1500

9.          Date of Report

December 9, 2015.

Schedule “A”
News Release

NR 15-14

GOLD RESERVE COMPLETES ISSUANCE OF US $12.3 MILLION OF NEW CONVERTIBLE NOTES AND MODIFIES TERMS OF EXISTING US $44 MILLION OF CONVERTIBLE NOTES AND RELATED INTEREST NOTES

SPOKANE, WASHINGTON, December 1, 2015

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (“Gold Reserve” or the “Company”) announces the closing of the previously announced financing of approximately US $12.3 million of new convertible secured notes (“New Notes”) due December 31, 2018 and modification, amendment and extension of the maturity date of its approximately US $44 million outstanding principal and related interest notes from December 31, 2015 to December 31, 2018 (“Modified Notes”).

The Company issued the US $12.3 million New Notes with an original issue discount of 2.5% of the principal amount and also issued New Notes representing 2.5% of the outstanding principal and accrued and unpaid interest amount of the Modified Notes being extended as a restructuring fee to the holders of the original notes. As a result of the issuance of the New Notes, the Company will receive approximately $12 million in gross proceeds and have outstanding approximately $58.1 million of notes in the aggregate as of December 1.

The notes subject to this transaction, including the new interest notes described herein, will bear interest at a rate of 11% per year, which interest will be paid in kind quarterly in the form of additional notes and will accrue and be payable in cash at maturity. The notes, with the exception of the new interest notes, will be convertible, at the option of the holder, into 333.33 Class A common shares per US $1,000 (equivalent to a conversion price of US $3.00 per common share) at any time upon prior written notice to the Company.

The notes will be senior obligations of the Company, secured by substantially all of the assets of the Company and subject to certain other terms including restrictions regarding the pledging of assets and incurrence of certain capital expenditures or additional indebtedness without consent of noteholders. The noteholders will also have participation rights in future equity or debt financing. Further information on the notes will be available in the regulatory filings of the Company by going to the website at www.goldreserveinc.com ..

Doug Belanger, President stated, “The closing of the new financing and the extension and amendment of the notes due 2018 puts us in a strong position to complete the arbitration process through to its full conclusion, as well as conduct the other business of the Company.”

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements within the meaning of applicable U.S. federal securities laws and state Gold Reserve's and its management's intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the issuance of the New Notes, the modification of the old Notes, and the company's ongoing arbitration proceedings. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the SEC.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Statement Regarding Forward-Looking Statements" and "Risks Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and the SEC, including Gold Reserve's Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2014, filed with the Canadian provincial securities regulatory authorities and the SEC, respectively.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”